Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE35300010230

ANNOUNCEMENT TO THE MARKET

News Portal for disclosure of material information

Pursuant to CVM Instruction 358 of January 3, 2002, as amended by CVM Instruction 547 of February 5, 2014, Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and to the market in general that it has adopted the use of the Disclosure Network (“Rede de Divulgação”) news portal for disclosing material information.

This portal is provided by ABRASCA (Brazilian Association of Listed Capital Companies), IBRI (Brazilian Investor Relations Institute) and by the company, Comunique-se.

The Disclosure Network is a channel permitting instantaneous access to material facts announced by listed companies as well as being published in 3 news portals of the above-mentioned organizations. The service ensures disclosure is disseminated in three different ways:

•	Publication in more than 60 partner sites pertaining to the Disclosure Network;
•	Indexation in the Internet search engines;
•	Dispatch by e-mail to journalists who are subscribers to the service.

The use of this new method of disclosure is in line with the Brazilian Securities and Exchange Commission’s (CVM) proposal for modernization of the way information is propagated, contributing to the improvement of the Company’s relationship with stakeholders and in accordance with its commitment to market transparency.

São Paulo-SP, October 8, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

Note:
Disclosure Network: www.rededivulgacao.com.br
ABRASCA: www.abrasca.org.br
IBRI: www.ibri.com.br
Comunique-se: www.comunique-se.com.br